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NS Director/PDMR Shareholding

DIRECTOR/PDMR SHAREHOLDING

UNILEVER PLC

Released 17:00:21 17 February 2025

RNS Number : 4135X
Unilever PLC
17 February 2025

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial respo closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Eduardo Campanella
2	**Reason for the notification**	
a)	Position/status	Business Group President, Home Care (member of U Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317

4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac of transaction; (iii) each date; and (iv) each place where transactions have been conducte**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	• 4,051.181657 PLC shares (Vesting of PSP aw shares)
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s): £44.83 / Volume(s): 4,051.181657
e)	Aggregated information - Volume - Total	 4,051.181657 £181,614.47
f)	Date of the transaction	2025/02/13
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial respo closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Peter Ter Kulve
2	**Reason for the notification**	
a)	Position/status	Business Group President, Ice Cream (a member of th Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac of transaction; (iii) each date; and (iv) each place where transactions have been conducte**	

a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	• 20,973.164139 PLC shares (Vesting of PSP aw shares) • 4,316.759417 PLC EUR shares (Vesting of TS award shares)
c)	Currency	GBP - British Pound and EUR - Euro
d)	Price(s) and volume(s)	Price(s) / Volume(s): €53.84 / 4,316.759417 £44.83 / 20,973.164139
e)	Aggregated information - Volume - Total	 4,316.759417 / 20,973.164139 €232,414.33 / £940,226.95
f)	Date of the transaction	2025/02/13
g)	Place of the transaction	Amsterdam Stock Exchange - XAMS and London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial respo closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely associated**

a)	Name	Reginaldo Ecclissato
2	**Reason for the notification**	
a)	Position/status	President 1 Unilever Markets (a member of the Unile Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac of transaction; (iii) each date; and (iv) each place where transactions have been conducte**	

a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	• 13,001.630434 PLC shares (Vesting of PSP aw shares)
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s): £44.83 / Volume(s): 13,001.630434
e)	Aggregated information - Volume - Total	 13,001.630434 £582,863.09
f)	Date of the transaction	2025/02/13
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial respo closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Rohit Jawa
2	**Reason for the notification**	
a)	Position/status	President, South Asia (a member of Unilever Leaders Executive)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac of transaction; (iii) each date; and (iv) each place where transactions have been conducte**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78

b)	Nature of the transaction	• 7,864.263526 PLC shares (Vesting of PSP awa shares)
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	<table><tr><td>Price(s)</td><td>Volume(s)</td></tr><tr><td>£44.83</td><td>7,864.263526</td></tr></table>
e)	Aggregated information - Volume - Total	 7,864.263526 £352,554.93
f)	Date of the transaction	2025/02/13
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial respo closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Richard Slater
2	**Reason for the notification**	
a)	Position/status	Chief Research & Development Officer (a member of Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac of transaction; (iii) each date; and (iv) each place where transactions have been conducte**	

a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	• 12,111.018345 PLC shares (Vesting of PSP aw shares)
c)	Currency	GBP - British Pound

d)	Price(s) and volume(s)	<table><tr><td>Price(s)</td><td>Volume(s)</td></tr><tr><td>£44.83</td><td>12,111.018345</td></tr></table>
e)	Aggregated information - Volume - Total	 12,111.018345 £542,936.95
f)	Date of the transaction	2025/02/13
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial respo closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely asso**	
a)	Name	Maria Varsellona
2	**Reason for the notification**	
a)	Position/status	Chief Legal Officer and Group Secretary (a member c Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, au or auction monitor**	

a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument each type of transaction; (iii) each date; and (iv) each place where transactions ha conducted**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	• 24,007.381203 PLC shares (Vesting of TSA award • 14,997.379394 PLC shares (Vesting of PSP award

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s): £44.83, Volume(s): 24,007.381203 Price(s): £44.83, Volume(s): 14,997.379394
e)	Aggregated information - Volume - Total	39,004.760597 £1,748,583.417564
f)	Date of the transaction	2025/02/13
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial respo closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely associated**	

a)	Name	Priya Nair
2	**Reason for the notification**	
a)	Position/status	Business Group President, Beauty & Wellbeing (a me of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78

b)	Nature of the transaction	• 4,485.562399 PLC shares (Vesting of PSP aw shares)
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s): £44.83 — Volume(s): 4,485.562399
e)	Aggregated information - Volume - Total	 4,485.562399 £201,087.76
f)	Date of the transaction	2025/02/13
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial respo closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Fabian Garcia
2	**Reason for the notification**	
a)	Position/status	Business Group President, Personal Care (a member c Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac transaction; (iii) each date; and (iv) each place where transactions have been conducted**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	• 13,276.290 PLC ADR shares (Vesting of PSP awa
c)	Currency	USD - United States Dollar
d)	Price(s) and volume(s)

		<table><tr><td>Price(s)</td><td>Volume(s)</td></tr><tr><td>$55.96</td><td>13,276.290</td></tr></table>
e)	Aggregated information - Volume - Total	 13,276.290 $742,941.19
f)	Date of the transaction	2025/02/13
g)	Place of the transaction	New York Stock Exchange - XNYS

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial respo closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely asso**	
a)	Name	Esi Bracey
2	**Reason for the notification**	
a)	Position/status	Chief Growth and Marketing Officer (a member of U Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, au or auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument each type of transaction; (iii) each date; and (iv) each place where transactions ha conducted**	

a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	• 17,832.845 PLC ADR shares (Vesting of PSP shares)

c)	Currency	USD - United States Dollar
d)	Price(s) and volume(s)	Price(s): $55.96 — Volume(s): 17,832.845
e)	Aggregated information - Volume - Total	 17,832.845 $997,926.01
f)	Date of the transaction	2025/02/13
g)	Place of the transaction	New York Stock Exchange - XNYS

Price(s)	Volume(s)
$55.96	17,832.845

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial respo closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely associated**

a)	Name	Heiko Schipper
2	**Reason for the notification**	
a)	Position/status	Business Group President, Nutrition (member of Unil Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac of transaction; (iii) each date; and (iv) each place where transactions have been conducte**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	• 3,999.852960 PLC EUR shares (Vesting of TS award shares)
c)	Currency	EUR - Euros

d)	Price(s) and volume(s)	<table><tr><td>Price(s)</td><td>Volume(s)</td></tr><tr><td>€53.84</td><td>3,999.852960</td></tr></table>
e)	Aggregated information - Volume - Total	 3,999.852960 €215,352.08
f)	Date of the transaction	2025/02/13
g)	Place of the transaction	Amsterdam Stock Exchange - XAMS

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial respo closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Mairead Nayager
2	**Reason for the notification**	
a)	Position/status	Chief People Officer (member of Unilever Leadershi Executive)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac of transaction; (iii) each date; and (iv) each place where transactions have been conducte**	

a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	• 10,952.051200 PLC shares (Vesting of TSA av shares)
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s): £44.83 / Volume(s): 10,952.051200
e)	Aggregated information - Volume - Total	 10,952.051200 £490,980.46
f)	Date of the transaction	2025/02/13
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial respo closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely associated**

a)	Name	Willem Uijen
2	**Reason for the notification**	
a)	Position/status	Chief Supply Chain Officer (member of Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac of transaction; (iii) each date; and (iv) each place where transactions have been conducte**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	• 4,485.562399 PLC shares (Vesting of PSP aw shares) • 2,687.117057 PLC shares (Vesting of TSA aw shares)
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	

Price(s)	Volume(s)
£44.83	4,485.562399

		£44.83	2,687.117057
e)	Aggregated information - Volume - Total	7,172.679456 £321,551.220012	
f)	Date of the transaction	2025/02/13	
g)	Place of the transaction	London Stock Exchange - XLON	

Unilever PLC

The Company was notified of certain dealings on 13 February 2025 by Fernando Fernandez, Chi ordinary shares of 3 1/9 pence in the capital of the Company ("**Ordinary Shares**"). The Notificatio found below.

Following these transactions, Fernando Fernandez retains a material personal shareholding in th above his minimum shareholding requirement and therefore his interests remain well aligned wi shareholders.

Notification and public disclosure of transactions by persons discharging managerial respo closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Fernando Fernandez
2	**Reason for the notification**	
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac of transaction; (iii) each date; and (iv) each place where transactions have been conducte**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	13,397.464429 PLC shares (Vesting of PSP award sha
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s): £44.83 / Volume(s): 13,397.464429
e)	Aggregated information - Volume - Total	13,397.464429 £600,608.33
f)	Date of the transaction	2025-02-13
g)	Place of the transaction	London Stock Exchange - XLON

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Fernando Fernandez
2	**Reason for the notification**	
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac of transaction; (iii) each date; and (iv) each place where transactions have been conducte**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Sale of 13,397 PLC shares
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s): £44.410136 (weighted average) / Volume(s): 13,397
e)	Aggregated information - Volume - Total	13,397 £594,962.59
f)	Date of the transaction	2025-02-13
g)	Place of the transaction	London Stock Exchange - XLON

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